KIRKLAND LAKE GOLD IDENTIFIES NEW LARGE CORRIDOR OF HIGH-GRADE MINERALIZATION ALONG MAIN BREAK EAST OF MACASSA MINE

•
Drilling through east portion of Main Break at Macassa intersects high-grade mineralization in close proximity to #4 Shaft (currently under development) and planned exploration drift off 5700 Level (intersection located 50 m east of previous drilling and 300 m below deepest level at Kirkland Minerals)

◦	Key intercept: 141.3 gpt over 2.4 m core length (Main Break Corridor)[1]

•
Review of new and previously drilled but not reported holes along Main Break at Kirkland Minerals identifies 700 m long by 300 m high corridor of high-grade mineralization, remains open along strike and to depth

•	Drilling on SMC East Intersects high grade mineralization up to 75 m outside of current resource, highlights potential for continued growth of SMC

◦	Key intercepts: 43.1 gpt over 2.1 m core length (SMC East)
31.0 gpt over 2.3 m core length (SMC East)
16.4 gpt over 2.1 m core length (SMC East)
19.3 gpt over 4.2m core length (SMC East)

1. True widths of drill results being reported are not known at this time.

Toronto, Ontario - April 22, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today reported new drill results from 19 holes (9,522 m) of underground exploration drilling as well as 15 holes (29,085 m) of previously drilled (not reported) and re-interpreted holes from the Macassa Mine in Kirkland Lake, Ontario.

All of the new holes being reported were collared within two platforms located on the east portion of the 5300 Level, with 18 of the 19 new holes (8,760 m) being focused on confirmation and extension of the South Mine Complex (“SMC”) to the east (Figure 1). Results from the drilling included 43.1 gpt over 2.1m from hole 53-4016, 31.0 gpt over 2.3m from hole 53-4052 and 16.4 gpt over 2.1 m from hole 53-4088 which define a minimum 75 m extension of the SMC complex east of the current resource as well as 19.3 gpt over 4.2m from hole 53-4086 located 25m to the south.

One of the new holes (762 m) was designed to test the Main Break below the Kirkland Minerals shaft near the east limit of previous drilling. The hole (53-4052) was highly successful, intersecting 141.1 gpt over 2.4 m and 9.7 gpt over 2.0 m near the 6,850 Level, 300 m below the deepest level off the Kirkland Minerals shaft and 50 m east of previous drilling (Figures 2 and 3). Very importantly, the high-grade intersection is located within 650 m of the Company’s new #4 Shaft location (currently under development) and is believed to be part of a newly-identified corridor of high-grade mineralization 700 m long and 300 m high along the Main Break. The new corridor has been identified based on the results of new drilling as well as the interpretation of previously drilled but not reported holes along the Main Break on the Kirkland Minerals property, which is wholly owned by Kirkland Lake Gold. The corridor is located below the 5,850 Levels and extends between the new #4 Shaft location and hole 53-4052. Additional key intercepts from the results being announced today include: 27.7 gpt over 2.1 m from AB17-07W3, 19.7 gpt over 2.0 m from hole AB15-130 and 18.5 gpt over 2.4 m from hole 53-3350. The corridor remains open along strike and to depth. A new exploration drift being developed off the 5700 Level to provide access to the SMC East will be extended into the high-grade corridor in support of further exploration of this high-potential target area.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “We are extremely encouraged by the exploration results being announced today, which include the continued expansion of the SMC as well as the identification of a large area of high-grade mineralization along the historic Main Break located in close proximity to the location of our new #4 Shaft (currently under development). We have a truly unique and very exciting opportunity at Macassa to add substantial new Mineral Resources and, ultimately, Mineral Reserves through the continued growth of the SMC, the identification of high-grade mineralization along the largely unexplored Amalgamated Break, and also by drilling along the Main Break, which accounts for most of the 25 million ounces of historic production in the Kirkland Lake camp. While the resurgence of mining in Kirkland Lake over the last 10 - 15 years has been driven by the discovery and growth of the SMC, we have always recognized that the Main Break remains a highly-prospective target for additional exploration success and Mineral Resource growth. The fact that the new corridor of high-grade mineralization along the Main Break is located close to planned infrastructure adds significantly to the value creating potential of today’s results.”

Exploration drilling at Macassa has temporarily ceased as part of the Company’s COVID-19 health and safety protocols, which include the suspension of non-essential work. Upon the resumption of full operations at Macassa, exploration drilling will resume with up to six underground and surface drills.

Qualified Person
The Company’s exploration programs at Macassa are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Eric Kallio is the ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and has reviewed and approved the scientific and technical information in this news release.

QA/QC Controls
The Company has implemented a quality assurance and control (“QA/QC”) program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. The drill core is sawn in half with one half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of certified reference standards, blanks and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This Press Release contains statements which constitute ”forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, including but not limited to; the continued exploration programs on the SMC and Amalgamated Break mineralization, the timing and results thereof; the ability to continue to expand the SMC and Amalgamated Break and to increase levels of resources and reserves as a result of such exploration programs and the anticipated timing thereof; the potential to increase the level of resources and reserves and potential conversion of mineral resources; the anticipated completion date of the #4 shaft and potential impact and benefits thereof; the amount of future production over any period; and assumptions made relating to operating cash costs based on forecasts and projections. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, the impact of COVID-19, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2019 and its filings for the quarterly period ended December 31, 2019, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All references to Mineral Resources and Mineral Reserves included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.
In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1. New Drill Holes - SMC East and Main Break (‘’MB’’)1

BHID	ZONE	COLLARS - UTM NAD83		ELEVATION	HOLE LENGTH (m)	DIRECTION		CORE INTERVAL			RESULTS
		EASTING	NORTHING			AZIMUTH	DIP	FROM (m)	TO (m)	LENGTH (m)	Au_gpt
53-3903	East	570026	5331724	-1260	427	337	-46	NSV
53-3904	East	570026	5331724	-1261	411	353	-53	265.5	267.6	2	5.9
And	East							279.7	281.7	2	10.1
Including	East							280	280.6	0.6	32.5
53-3930	East	570168	5331803	-1261	518	344	-39	316.8	318.8	2	16.1
Including	East							317.4	318.1	0.6	43.2

And	East							321.3	323.3	2	6.3
53-3931	East	570168	5331803	-1261	533	1	-36	408.6	410.6	2	3.8
53-4008	East	570170	5331801	-1257	12	303	-19	Hole Restarted
53-4008A	East	570170	5331801	-1257	503	303	-19	NSV
53-4010	East	570170	5331801	-1257	594	305	-30	NSV
53-4011	East	570166	5331804	-1259	579	310	-27	298.1	300.1	2	5.1
Including	East							298.1	299.0	0.9	11.1
53-4012	East	570168	5331803	-1260	442	320	-52	302.7	305.1	2.4	3.4
53-4013	East	570167	5331805	-1260	488	330	-32	322.5	324.6	2.1	8.7
Including	East							323.7	324.6	0.9	18
53-4014B	East	570168	5331805	-1260	564	336	-33	325.8	328.3	2.4	7.3
Including	East							327.7	328.3	0.6	16.8
And	East							355.5	357.6	2	8.1
Including	East							355.5	355.9	0.3	52
53-4015	East	570168	5331805	-1260	518	343	-35	329.8	331.8	2	3.5
53-4016	East	570169	5331806	-1260	604	348	-33	344.4	346.5	2.1	43.1
Including	East							344.4	345.0	0.6	143.5
And	East							350.9	352.9	2	4.1
Including	East							351.5	351.8	0.3	25.7
53-4052	East	570169	5331805	-1260	762	354	-45	312.9	315.2	2.3	31
Including	East							312.9	313.5	0.6	109.6
And	MB							708.5	710.5	2	3.5
Including	MB							710	710.3	0.3	19.3
And	MB							722.2	724.7	2.4	141.1
Including	MB							722.2	723.1	0.9	306.7
And	MB							728.8	730.8	2	9.7
Including	MB							728.8	729.2	0.5	33.8
53-4056	East	570170	5331804	-1260	610	360	-55	359.7	361.7	2	4.5
Including	East							360.7	361.2	0.5	15.1
And	East							368	370.8	2.7	4
53-4086	East	570170	5331801	-1257	707	319	-67	308	312.2	4.2	19.3
Including	East							308	308.5	0.5	60.3
Including	East							310.4	311.3	0.9	51.4
53-4087	East	570169	5331804	-1260	411	344	-48	238.4	240.8	2.4	3.1
And	East							298.7	301.0	2.3	4.4
And	East							305.2	307.2	2	3.9
Including	East							306	306.6	0.6	10.3
53-4088	East	570169	5331803	-1260	396	353	-59	318.1	320.2	2.1	16.4
Including	East							318.4	319.6	1.2	27
And	East							337.1	340.2	3	7.9
Including	East							339.5	340.2	0.6	25.1
And	East							363.8	366.1	2.3	3.2
53-4090	East	570170	5331803	-1260	442	2	-59	344.7	350.2	5.5	6.3
Including	East							344.7	345.3	0.6	27.8

1.	True widths are not known at this time.

Table 2. Previously-Drilled Holes - Main Break (‘’MB’’) and SMC1

BHID	ZONE	COLLARS - UTM NAD83		ELEVATION	HOLE LENGTH (m)	DIRECTION		CORE INTERVAL			RESULTS
		EASTING	NORTHING			AZIMUTH	DIP	FROM (m)	TO (m)	LENGTH (m)	Au_gpt

53-3348	MB	569715	5331621	-1262	821	331	-37	NSV
53-3349	MB	569714	5331621	-1262	823	324	-37	751.8	754.5	2.7	7.6
Including								752.2	752.7	0.5	26.4
53-3350	MB	569714	5331621	-1262	884	324	-44	783.5	785.6	2.0	4.4
And	MB							790.5	792.9	2.4	18.5
Including								791.7	792.9	1.2	32.7
53-3501	MB	569712	5331621	-1262	884	300	-55	769.4	771.4	2.0	6.1
Including								769.7	770.2	0.5	19.5
53-3502	MB	569713	5331621	-1262	899	315	-54	NSV
AB-15-106	MB	570286	5331583	334	2863	292	-77	NSV
AB-15-129	MB	570028	5331564	336	2602	292	-80	2400.3	2402.3	2.0	4.1
And	MB							2432.9	2434.9	2.0	16.9
Including								2432.9	2433.5	0.5	41.0
AB-15-130	MB	570155	5331648	334	2582	291	-76	2365.5	2367.5	2.0	19.7
Including								2365.5	2365.9	0.4	90.3
AB-15-33	MB	570496	5331853	330	2604	292	-80	2297.2	2299.4	2.2	3.8
AB-16-02	SMC	570344	5331756	341	2628	293	-74	1717.9	1720.0	2.0	4.2
Including	SMC							1718.9	1719.6	0.8	8.5
And	SMC							1727.1	1729.1	2.0	33.3
Including	SMC							1727.3	1727.6	0.3	203.7
And	MB							2046.1	2048.1	2.0	17.4
Including	MB							2046.9	2047.2	0.3	86.5
AB-17-04A	MB	570277	5331716	338	2218	296	-74	NSV
AB-17-07W3	MB	570257	5331908	-433	1561	304	-75	1394.2	1396.3	2.1	27.7
Including								1394.2	1394.6	0.5	117.8
AB-17-13	MB	570730	5331916	321	2249	318	74	1969.4	1971.4	2.0	4.1
Including								1969.4	1971.4	2.0	4.1
MB-16-04	MB	570288	5331587	334	2828	290	-73	NSV
MB-16-07	MB	570496	5331853	330	2640	299	-78	NSV

1.	True widths are not known at this time.

Figure 1. - Plan View - SMC East

N
#4 Shaft Project
5850 L
A'
Main Break Intercept
Kirkland Minerals Shaft
Teck Hughes Shaft
5700L Exploration Drift (In Progress)
Main Break Corridor
~6800' Below Surface
53-4052
141.1 / 2.4
9.7 / 2.0
53-4010
53-4008A
53-4013
8.7 / 2.1
53-4014B
7.3 / 2.4
8.1 / 2.0
53-4013
53-4016
43.1 / 2.1
4.1 / 2.0
53-3930
16.1 / 2.0
6.3 / 2.0
53-3931
53-4087
4.4 / 2.3
53-4052
31.0 / 2.3
53-4056
4.5/ 2.0
4.0 / 2.7
53-4090
6.3 / 5.5
53-3903
53-4012
53-4011
5.1 / 2.0
53-3904
10.1 / 2.0
5.9 / 2.0
53-4088
16.4 / 2.1
7.9 / 3.0
53-4086
19.3 / 4.2
5300L
A
200m
Macassa South Mine Complex
Plan View
Drilling and Assays on the East SMC
Legend
2019YE Reserves
2019YE Measured Resource
2019YE Indicated Resource
2019YE Inferred Resource
Drill Trace
East SMC Intercept
Underground Development
g/t / core length (m)

Table 2. Cross Section - Looking West

A
A'
Kirkland Minerals Shaft
(Off section 130m east)
5300 L
Open
AB-16-02
33.3 / 2.0
4.2 / 2.0
53-4016
43.1 / 2.1
4.1 / 2.0
Main Break Corridor
5850 L
53-4087
4.4 / 2.3
53-4052
31.0 / 2.3
AB-16-02
17.4 / 2.0
'05 Break Projection
(approximately 2.1 km east of closest '05 Break Resource)
53-4052
141.1 / 2.4
9.7 / 2.0
Macassa South Mine Complex
Composite Section Looking West
Drill Hole 53-4052 Targeting the Main Break
AB-17-07W3
27.7 / 2.1
50m west of 53-4052
#4 Shaft Project– 7000' below surface
(Off section 660m west)
200m
Legend
2019YE Reserves
2019YE Measured Resource
2019YE Indicated Resource
2019YE Inferred Resource
Drill Trace
Main Break Reported
SMC East Reported Intercept
Underground Development
RECENT DRILLING
g/t / core length (m)
PRIOR DRILLING
g/t / core length (m)
AB-15-33
3.8 / 2.2

Figure 3. Long Section - Looking North

A'
Teck Hughes Shaft
5850 L
Kirkland Minerals Shaft
AB-17-13
4.1 / 2.0
AB-16-02
17.4 / 2.0
AB-17-04A
53-3349
7.6 / 2.7
*53-3218
8.1 / 2.3
53-4052
141.1 / 2.4
9.7 / 2.0
MB-16-04
MB-16-07
53-3348
#4 Shaft Project
-7000' below surface
100m north of section
53-3350
18.5 / 2.4
4.4 / 2.0
AB-17-07W3
27.7 / 2.1
53-3501
6.1 / 2.0
53-3502
AB-15-33
3.8 / 2.2
AB-15-130
19.7 / 2.0
AB-15-129
16.9 / 2.0
4.1 / 2.0
AB-15-106
200m
A
* 53-3218 - Previously Reported. See Press Release June 28, 2017
Macassa Main Break
Longitudinal view looking north
Drilling and Assays on the Main Break
Legend
2019YE Reserves
2019YE Measured Resource
2019YE Indicated Resource
2019YE Inferred Resource
Drill Trace
Main Break Intercept
Low Grade Intercept
Underground Development
RECENT DRILLING
g/t / core length (m)
PRIOR DRILLING
g/t / core length (m)